UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration

under Section 12(g) of the Securities Exchange Act of 1934

or Suspension of Duty to File Reports Under Sections 13 and 15(d)

of the Securities Exchange Act of 1934.

Commission File Number: 001-33749

RETAIL OPPORTUNITY INVESTMENTS CORP.

(Retail Opportunity Investments LLC as successor by conversion to Retail Opportunity Investments Corp.)

(Exact name of registrant as specified in its charter)

345 Park Avenue, New York, New York 10154

(212) 583-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.0001 Par Value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Retail Opportunity Investments LLC, as successor by conversion to Retail Opportunity Investments Corp., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 24, 2025

Retail Opportunity Investments LLC
(as successor by conversion to Retail Opportunity Investments Corp.)

By:	/s/ Jacob Werner
Name:	Jacob Werner
Title:	Senior Managing Director and Vice President